UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: January 7, 2008

January 7, 2008

FOR RELEASE AT 13:30

CAMTEK SELLS MULTIPLE FALCON WAFER INSPECTION SYSTEMS
TO A MAJOR EUROPEAN SUPPLIER OF ELECTRONIC COMPONENTS

MIGDAL HA’EMEK, Israel, January 7, 2008 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) announced today that it has sold three Falcon wafer inspection systems to a major global corporation based in Europe that develops, manufactures and markets electronic components and modules. Two Falcons are for semiconductor wafer inspection, while the third Falcon was customized for automated inspection of special ceramic substrates.

The customer selected the Falcon to replace existing tools. The systems have been delivered and were installed during the fourth quarter of 2007.

Aharon Sela, VP of Sales for Camtek Europe, said: “This order is another demonstration of the Falcon’s competitive qualities. Its flexibility and versatility enable easy adaptation to a broad range of non-standard applications, which opens access to additional market segments alongside finished wafer inspection.”

ABOUT FALCON
Camtek’s line of automated wafer inspection systems, Falcon, helps semiconductor manufacturers, bumping houses and packaging foundries monitor processes and enhance yield. Falcon dedicated models deliver superb 2D and 3D inspection and metrology capabilities for wafers before or after test, along the bumping process or after dicing, as well as the special needs of MEMS applications.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK International Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-905-0776	info@gkir.com
ronitd@camtek.co.il